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                              August 14, 2023

       Handong Cheng
       Chief Executive Officer
       ZW Data Action Technologies Inc.
       Room 1811, Xinghuo Keji Plaza, No. 2 Fufeng Road
       Fengtai District, Beijing, PRC

                                                        Re: ZW Data Action
Technologies Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-34647

       Dear Handong Cheng:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections, page 64

   1. We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section
104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C.
                                                        7214(i)(2)(A)) as
having retained, for the preparation of the audit report on your financial statements included in
the Form 10-K, a registered public accounting firm that has a branch or office that
is located in a foreign jurisdiction and that the Public Company
                                                        Accounting Oversight
Board had determined it is unable to inspect or investigate
                                                        completely because of a
position taken by an authority in the foreign jurisdiction. Please provide the
documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form
SPDSCL-HFCAA-GOV    or tell us why you are not required to do so.
                                                        Refer to the Staff
Statement on the Holding Foreign Companies Accountable Act and the
                                                        Consolidated
Appropriations Act, 2023, available on our website at

https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.
 Handong Cheng
FirstName LastNameHandong
ZW Data Action  Technologies Cheng
                             Inc.
Comapany
August 14, NameZW
           2023     Data Action Technologies Inc.
August
Page 2 14, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kyle Wiley at (202) 344-5791 or Christopher Dunham at
(202) 551-3783
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program
cc:      Vivien Bai